                                                                   Exhibit "I"
                              [BIOVAIL LETTERHEAD]
                                [TECHNILAB LOGO]


FOR:         Technilab Pharma Inc.       FOR:         Biovail Corporation International

APPROVED BY: Vincent Taillefer           APPROVED BY: Eugene Melnyk
             Vice-President, Finance                  Chairman of the Board
             and Administration                       Bob Podruzny
             (514) 433-7673 Ext. 337                  Chief Financial Officer
                                                      (416) 285-6000


FOR IMMEDIATE RELEASE

            BIOVAIL AND TECHNILAB SIGN CANADIAN LICENSING AGREEMENT
     ** THREE OF BIOVAIL'S GENERIC PRODUCTS TO BE MARKETED BY TECHNILAB **

     TORONTO, Canada, October 16, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) and Technilab Pharma Inc. (ME,TSE:TAB) ("Technilab") announced today that they have signed a licensing agreement for the marketing in Canada, as well as key markets in Africa, the Middle and Far East and the Eastern European countries, of Biovail's generic versions of Trental (Pentoxifylline
SR), Verelan (Verapamil SR) and Cardizem SR (Diltiazem SR). These products are used in the treatment of cardiovascular diseases and will be marketed following regulatory approvals. Marketing in Canada is expected in early 1999.

     Technilab develops, manufactures and sells a wide range of prescription and over-the-counter products. Founded in 1974, Technilab also distributes drugs manufactured by other pharmaceutical companies under the terms of exclusive agreements. Headquartered in Mirabel, Quebec, the Company benefits from highly advanced facilities, a solid scientific team and a Canada-wide sales force.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.


     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.